CUSIP No. 63009J107

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.    )1

Nanobiotix S.A.

(Name of Issuer)

Ordinary Shares, €0.03 nominal value per share

(Title of Class of Securities)

63009J107*

(CUSIP Number)

November 9, 2023

(Date of Event Which Requires Filing of this Statement)

*	This CUSIP Number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share. No CUSIP Number has been assigned to the Ordinary Shares.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 63009J107

1.	NAME OF REPORTING PERSON Johnson & Johnson Innovation-JJDC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,722,560 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,722,560 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,722,560 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Held as American Depositary Shares, each representing one Ordinary Share.
(2)	Based on 46,232,072 Ordinary Shares outstanding as of November 7, 2023, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 63009J107

1.	NAME OF REPORTING PERSON Johnson & Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,722,560 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,722,560 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,722,560 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Held as American Depositary Shares, each representing one Ordinary Share.
(2)	Based on 46,232,072 Ordinary Shares outstanding as of November 7, 2023, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 9, 2023.

CUSIP No. 63009J107

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Nanobiotix S.A.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

60 Rue de Wattignies, 75012 Paris, France

ITEM 2(a)	NAME OF PERSON FILING:

This statement is being filed by Johnson & Johnson Innovation-JJDC, Inc., a Delaware corporation (“JJDC”), and Johnson & Johnson, a New Jersey corporation (“J&J”). JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by JJDC and J&J are directly beneficially owned by JJDC. J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC. The Joint Filing Agreement between JJDC and J&J is attached hereto as Exhibit A.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

JJDC: 410 George Street, New Brunswick, NJ 08901

J&J: One Johnson & Johnson Plaza, New Brunswick, NJ 08933

ITEM 2(c)	CITIZENSHIP:

JJDC: Delaware

J&J: New Jersey

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, €0.03 nominal value per share (“Ordinary Shares”)

ITEM 2(e)	CUSIP NUMBER:

63009J107

This CUSIP Number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share. No CUSIP Number has been assigned to the Ordinary Shares.

CUSIP No. 63009J107

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

ITEM 4	OWNERSHIP:

The information set forth in the cover pages of this Schedule 13G is incorporated herein by reference.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 63009J107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2023

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By:	/s/ Jill McManus
Name:	Jill McManus
Title:	Assistant Treasurer

JOHNSON & JOHNSON

By:	/s/ Marc Larkins
Name:	Marc Larkins
Title:	Secretary